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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-44102

PROSPECTUS

                                  [TYCO LOGO]

                            4,703,999 COMMON SHARES

                                ---------------

    This prospectus relates to the public offering and sale of 4,703,999 common shares of Tyco International Ltd. issuable upon exercise of stock options held by the shareholders who are listed on page 3 of this document. Tyco will not receive any of the proceeds from the sale of the shares offered by the selling shareholders.

    The selling shareholders will pay the expenses of this registration and any brokerage commissions, discounts and fees. A selling shareholder's net proceeds from its sale of shares will be the sales price of the shares sold, less expenses. The offering of the shares will not be underwritten.

    Tyco's common shares are traded on the New York Stock Exchange and on the Bermuda Stock Exchange under the symbol "TYC" and on the London Stock Exchange under the symbol "TYI". On September 7, 2000, the closing price for Tyco common shares, as reported on the New York Stock Exchange, was U.S.$58.50 per share.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

    THIS DOCUMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE
IS NOT PERMITTED.

                            ------------------------

               The date of this prospectus is September 8, 2000.
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                               TABLE OF CONTENTS

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                                                                PAGE
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
Where You Can Find More Information.........................         1
Forward Looking Information.................................         2
The Company.................................................         3
Use of Proceeds.............................................         3
Selling Shareholders........................................         3
Plan of Distribution........................................         4
Legal Matters...............................................         5
Experts.....................................................         5

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                      WHERE YOU CAN FIND MORE INFORMATION

    Tyco files annual, quarterly and current reports, proxy statements and other information with the SEC. Tyco's filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document Tyco files with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Tyco's common shares are listed on the New York Stock Exchange, as well as the London and Bermuda Stock Exchanges. You can obtain information about Tyco from the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    The SEC allows Tyco to "incorporate by reference" information in documents filed with the SEC, which means that Tyco can disclose important information to you by referring you to those documents. These incorporated documents contain important business and financial information about Tyco that is not included in or delivered with this document. The information incorporated by reference is considered to be part of this document, and later information filed with the SEC may update and supersede this information. Tyco incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 prior to the end of the offering of common shares under this document.

    1. Tyco's Annual Report on Forms 10-K and 10-K/A for the fiscal year ended September 30, 1999.

    2. Tyco's Quarterly Reports on Forms 10-Q and 10-Q/A for the quarters ended December 31, 1999, March 31, 2000 and June 30, 2000.

    3. Tyco's Current Reports on Form 8-K filed on December 9, 1999, December 10, 1999, January 20, 2000 and July 14, 2000.

    4. The description of Tyco's common shares as set forth in Tyco's Registration Statement on Form 8-A/A filed on March 1, 1999.

    You may request a copy of these filings at no cost, by writing or calling Tyco at the following address or telephone number:

       Tyco International Ltd.
       The Zurich Centre, Second Floor
       90 Pitts Bay Road
       Pembroke HM 08, Bermuda
       (441) 292-8674

    Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

    YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT. TYCO HAS NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING SHAREHOLDERS WILL NOT MAKE AN OFFER OF THE COMMON SHARES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

    References to "$" in this prospectus are to United States dollars.

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                          FORWARD LOOKING INFORMATION

    Certain statements contained or incorporated by reference in this document are "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statements contained in this document or any document incorporated by reference in this document regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Tyco, which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward looking statements include, among other things:

    - overall economic and business conditions;

    - the demand for Tyco's goods and services;

    - competitive factors in the industries in which Tyco competes;

    - changes in government regulation;

    - changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations;

    - results of litigation;

    - interest rate fluctuations, foreign currency rate fluctuations and other capital market conditions;

    - economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

    - the ability to achieve anticipated synergies and other costs savings in connection with acquisitions;

    - the timing, impact and other uncertainties of future acquisitions; and

    - the timing of construction and the successful operation of the TyCom Global Network-TM-.

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                                  THE COMPANY

    Tyco is a diversified manufacturing and service company that, through its subsidiaries:

    - designs, manufactures and distributes electrical and electronic components and designs, manufactures, installs and services undersea cable communication systems;

    - designs, manufactures and distributes disposable medical supplies and other specialty products, and conducts auto redistribution services;

    - designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and

    - designs, manufactures and distributes flow control products.

    Tyco's strategy is to be the low-cost, high-quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    Tyco reviews acquisition opportunities in the ordinary course of its business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

    Tyco is a Bermuda company whose registered and principal executive offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke
HM 08, Bermuda, and its telephone number is (441) 292-8674. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833. The telephone number there is
(603) 778-9700.

                                USE OF PROCEEDS

    All net proceeds from the sale of the common shares offered hereby will go to the selling shareholders. Tyco will not receive any of the proceeds from the sale of the common shares by the selling shareholders.

                              SELLING SHAREHOLDERS

    The selling shareholders are: (i) L. Dennis Kozlowski, the President, Chief Executive Officer and Chairman of the Board of Tyco, who will sell shares directly and indirectly through the DCS Family Partnership L.P., a limited partnership in which he controls all general partnership interests and in which he and his family members directly and indirectly own all the limited partnership interest; and (ii) the KMS Family Partnership L.P., a limited partnership in which Mark H. Swartz, Executive Vice President and Chief Financial Officer of Tyco, controls all general partnership interests and in which he and his family members directly and indirectly own all the limited partnership interest.

                                                                                          COMMON
                                                  COMMON SHARES                           SHARES
                                                   BENEFICIALLY                        BENEFICIALLY
                                                OWNED PRIOR TO THE   COMMON SHARES    OWNED AFTER THE
NAME OF SHAREHOLDER                                  OFFERING        OFFERED HEREBY      OFFERING
-------------------                             ------------------   --------------   ---------------
L. Dennis Kozlowski...........................      12,046,308(1)     3,136,000(2)       8,910,308
KMS Family Partnership L.P....................       1,936,187(3)(4)  1,567,999(5)         368,188(3)

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(1) The amount shown is the number of shares beneficially owned as of August 17,
    2000 and includes 6,519,834 shares that Mr. Kozlowski has the right to acquire under stock options that were exercisable on August 17, 2000 or that become exercisable within 60 days after August 17, 2000. The amount also includes 1,716,566 shares which are held by the KFT Family Partnership L.P., of which Mr. Kozlowski is the sole general partner, including 40,000 shares that the partnership has the right to acquire through the exercise of stock options; and 2,552,000 shares which are held by the DCS Family Partnership L.P., of which Mr. Kozlowski controls all the general partnership

                                       3
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    interest, including 2,392,000 shares that the partnership has the right to acquire through the exercise of stock options. The amount shown excludes 602,000 shares held in a charitable remainder trust, as to which Mr. Kozlowski disclaims beneficial ownership.

(2) This amount consists of 744,000 shares that will be issued upon the exercise of stock options issued to Mr. Kozlowski and 2,392,000 shares that will be issued upon the exercise of stock options that Mr. Kozlowski transferred to the DCS Family Partnership L.P. The exercise price for the options that Mr. Kozlowski will exercise directly is $35.35 and the range of exercise prices for the options to be exercised by the DCS Family Partnership L.P. is $19.16 to $41.20.

(3) This amount does not include shares beneficially owned by Mr. Swartz in which the KMS Family Partnership L.P. has no interest.

(4) This amount includes 1,567,999 shares that the KMS Family Partnership L.P. has the right to acquire through the exercise of stock options.

(5) Such shares will be issued upon the exercise of stock options issued to Mr. Swartz that Mr. Swartz transferred to the KMS Family Partnership L.P. The range of exercise prices for such options is $19.16 to $41.20.

                              PLAN OF DISTRIBUTION

    The common shares may be sold from time to time by the selling shareholders or by pledgees or donees of the selling shareholders. Such sales may be made on the New York Stock Exchange or other exchanges or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions at negotiated prices. The manner in which sales of common shares can be made include:

    - ordinary brokerage transactions;

    - transactions in which a broker solicits purchasers;

    - block trades;

    - purchases by a broker or dealer as principal and resale by such broker dealer for its account;

    - put or call option transactions relating to the common shares; or

    - transactions directly between seller and purchaser without a broker-dealer.

Common shares that qualify for sale in accordance with Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this document.

    Brokers or dealers involved in the sale may receive commissions or discounts in connection with such sale in amounts to be negotiated. A broker or dealer that acts as agent for a purchaser of common shares would be paid by the purchaser. The selling shareholders and any broker-dealers who act in connection with the sale of the common shares that are offered by this document may be deemed underwriters for purposes of the Securities Act. Any commissions broker-dealers receive and profits they make on resale might be deemed underwriting discounts and commissions.

    The selling shareholders have engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer, as a non-exclusive agent for the sale of the common shares and have agreed to indemnify Merrill Lynch against certain liabilities including certain liabilities under the United States securities laws.

    The selling shareholders will pay all expenses of registration of the common shares offered hereby, including commissions, discounts and fees of brokers, dealers or agents.

                                       4
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                                 LEGAL MATTERS

    Certain legal matters in connection with the Tyco common shares offered hereby will be passed upon for Tyco by Appleby Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Michael L. Jones, Secretary of Tyco, is a partner of Appleby Spurling & Kempe.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule of Tyco as of September 30, 1999 and 1998, and for the years ended September 30, 1999 and 1998 and the nine months ended September 30, 1997, included in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000, and incorporated by reference in this document, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to certain subsidiaries its opinion is based upon the reports of other independent accountants, namely Deloitte & Touche LLP (as it relates to the consolidated statements of operations, changes in stockholders' equity and cash flows of United States Surgical Corporation and its subsidiaries for the nine-month period ended September 30, 1997 and the related financial statement schedule for the nine-month period ended
September 30, 1997) and Arthur Andersen LLP (as it relates to the consolidated balance sheet of AMP Incorporated and subsidiaries as of September 30, 1998 and the related consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 1998 and the nine months ended
September 30, 1997). The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance on said reports given on the authority of such firms as experts in auditing and accounting.

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                            TYCO INTERNATIONAL LTD.

                            4,703,999 COMMON SHARES

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                                   PROSPECTUS
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                               SEPTEMBER 8, 2000